 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Kallman, Todd (Last) (First) (Middle) United Technologies Corporation One Financial Plaza (Street) Hartford, CT 06101 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) April 01, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
United Technologies Corporation   UTX
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President of Corporate Strategy and Development
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock (Restricted)	10,000.000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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SEC 1473 (3-99)

Kallman, Todd - April 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
ESOP Series A Convertible Preferred Stock		Common Stock - 195.044	$0.0000	I	By ESOP
Non-Qualified Stock Option (right to buy)	09/17/2004 | 09/16/2011	Common Stock - 10,000.000	$47.5000	D
Non-Qualified Stock Option (right to buy)	01/02/2005 | 01/01/2012	Common Stock - 18,300.000	$64.3400	D
Non-Qualified Stock Option (right to buy)	01/02/2006 | 01/01/2013	Common Stock - 19,600.000	$63.4100	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: By: Charles F. Hildebrand, Attorney-in-Fact ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1473 (3-99)